BPO 3/10

05037522

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

RECEIVED FEB 28 2005 MAIL PROCESSING SECTION WASH. D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Botsford Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One North Clematis Street, Ste. 300
(No. and Street)

West Palm Beach (City) Florida (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reuben Johnson (561) 515-3635
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard (Address) Boca Raton (City) Florida (State) 33431 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Reuben B. Johnson III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Botsford Associates**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

MARY LOU AHLGREN
MY COMMISSION EXPIRES December 5, 2006
#DD 169880
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
_ (m) A copy of the SICP Supplemental Report
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOTSFORD ASSOCIATES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2004

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

Oath or Affirmation 1

Independent Auditor's Report 2

Financial Statements:

Statement of Financial Condition 3

Statement of Operations and Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 9

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 10

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 11-12

Michael I. Daszkal, CPA, P.A.
Jeffrey A. Bolton, CPA, P.A.
Timothy R. Devlin, CPA, P.A.
Michael S. Kridel, CPA, P.A.
Marjorie A. Horwin, CPA, P.A.

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

2401 N.W. Boca Raton Boulevard
Boca Raton, FL 33431
t: 561.367.1040
f: 561.750.3236
www.daszkalbolton.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Botsford Associates, LLC
West Palm Beach, FL 33401

We have audited the accompanying statement of financial condition of Botsford Associates, LLC as of December 31, 2004, and the related statement of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Botsford Associates, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
January 21, 2005

ASSETS

		2004
Cash	$	13,089
Property and equipment, net		1,246
Prepaid and other assets		1,200
Total assets	$	15,535

LIABILITES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	356
Member's equity		15,179
Total liabilities and member's equity	$	15,535

See accompanying notes to financial statements.

BOTSFORD ASSOCIATES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
DECEMBER 31, 2004

		2004
Revenues:		
Private placement fees	$	6,000
Operating expenses:		
Rent		12,193
Other expenses		14,360
Total operating expenses		26,553
Net operating loss		(20,553)
Member's equity, beginning of year		17,681
Capital contribution		18,051
Member's equity, end of year	$	15,179

See accompanying notes to financial statements.

BOTSFORD ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CONFIDENTIAL

		2004
Cash flows from operating activities:		
Net loss	$	(20,553)
Adjustments to reconcile net loss to net cash used in operating activities:		
Rent contributed by shareholder		3,051
Depreciation expense		533
Changes in assets and liabilities:		
Decrease in accounts receivable		8,188
Decrease in accounts payable		(34)
Increase in prepaid and other assets		(200)
Net cash used in operating activities		(9,015)
Cash flows from financing activites:		
Capital contribution		15,000
Net cash provided by financing activities		15,000
Net increase in cash		5,985
Cash, beginning of year		7,104
Cash, end of year		13,089
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Taxes paid	$	-

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Botsford Associates, LLC (the Company) is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission (SEC), the Securities Investor Protection Corporation, the National Association of Securities Dealers, Inc. and the State of Florida's Division of Banking and Finance. The Company serves as a placement agent of corporate equity and debt securities. The Company provides corporate finance services including mergers and acquisitions, valuation and fairness opinions, consulting on corporate restructurings including management buyouts and re-capitalization. As a fully disclosed broker-dealer, at no time does the Company hold customer funds or safekeep customer securities.

The accompanying financial statements reflect ongoing losses and negative cash flows from operating activities. The Company has limited revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's business plan will be successfully executed. The Company's ability to execute its business model will depend on its ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be obtained, nor can any assurance be made that the Company will generate substantial revenues or that the business operations will prove to be profitable. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004.

Revenue Recognition

The Company generates income from services rendered in connection with finance advisory services. Revenue is recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statements of operations for the year ended December 31, 2004.

Property and Equipment

The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities (VIE)," (revised December 2003 by FIN No. 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaced FIN No. 46. Sanmina-SCI is required to apply FIN No. 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN No. 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN No. 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN No. 46R did not have a material impact on Sanmina-SCI's financial position, results of operations or cash flows as Sanmina-SCI does not have any VIEs.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In September 2004, the FASB issued FASB Staff Position EITF 03-01-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-01 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. The adoption of the disclosure provisions of EITF 03-01 did not have a material effect on Sanmina-SCI's results of operations or financial condition.

The Company does not believe the adoption of these standards will have a material impact on its financial reporting.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company bills for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectibility, based on current and historical performance of the customer. At December 31, 2004, the Company has no accounts receivables.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $12,733 which was $7,733 over than its required net capital of $5,000.

NOTE 5 – PROPERTY & EQUIPMENT

Equipment at December 31, 2004 consists of the following:

		2004
Computer equipment	$	2,663
Less: accumulated depreciation		(1,417)
Property and equipment, net	$	1,246

Depreciation expense for the year ended December 31, 2004 was $533.

NOTE 6 – OPERATING LEASES

Botsford Associates, LLC rents office space in West Palm Beach, Florida, on a month-to-month basis of $1,278 per month plus common area maintenance costs. Rent expense for the year ended December 31, 2004 is $12,193.

NOTE 7 – FAIR VALUE OF FINANCIAL STATEMENTS

The carrying value of cash, accounts receivable and accounts payable approximates fair value because of their short maturities.

NOTE 8 – CONCENTRATIONS

Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade receivables. The Company's officers have attempted to minimize this risk by monitoring the companies for which it provided credit.

The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC) up to $100,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000. At December 31, 2004 the company had no amounts in excess of the FDIC and SIPC limits.

Significant Customers

During the year ended December 31, 2004, 100% of the revenue is made up of one customer.

SUPPLEMENTARY INFORMATION

BOTSFORD ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

CONFIDENTIAL

		2004
Net capital:		
Total member's equity	$	15,179
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment, net		(1,246)
Security Deposit		(1,200)
Allowable subordinated loans		-
Net capital		12,733
Required minimum net capital		5,000
Excess net capital	$	7,733
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	356
Ratio of aggregate indebtedness to net capital		0.03

Botsford Associates, LLC is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2004

Reuben Johnson III
Botsford Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Botsford Associates, LLC, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
January 21, 2005